FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 11, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated August 11, 2003 - Pan American Silver Increases Production 12% in Second Quarter

NEWS RELEASE

August 11, 2003

PAN AMERICAN SILVER INCREASES PRODUCTION 12% IN SECOND QUARTER

(all amounts in US Dollars unless otherwise stated)

SECOND QUARTER HIGHLIGHTS

  Consolidated revenue increased 8% over second quarter of 2002 to $12.6 million. Net loss decreased 35% to $0.44 million or $0.01 per share.

  Silver production increased 12% over the same period of 2002, to 2.2 million ounces.

  Silver Stockpiles operation in Peru produced 186,000 ounces of silver at a cash cost of $2.02/oz.

  La Colorada mine expansion completed ahead of schedule and 5% under budget. On track to produce 3.8 million ounces of silver annually at a cash cost of $2.65/oz. starting in Q4.

  In August the Company completed the issue of $86.3 million of 5.25% unsecured senior subordinated convertible debentures to increase its financial strength and ability to fund new projects.

FINANCIAL RESULTS

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss for the second quarter of $442,000 ($0.01 per share) compared to a net loss of $1.25 million ($0.03 per share) for the second quarter of 2002. Consolidated revenue for the quarter was $12.6 million, 8% greater than revenue in the second quarter of 2002 primarily due to increased silver production, offset by a lower realized silver price.

Consolidated silver production for the second quarter totalled 2,180,607 ounces, a 12% increase over the second quarter of 2002. The increase was due primarily to the addition of the high-grade pyrite stockpiles operation in Peru and higher tonnage and grade processed at La Colorada. Zinc metal production of 7,838 tonnes was 17% lower while lead production of 4,692 tonnes was 9% lower than in the second quarter of 2002, due to the lower grade of both metals at Quiruvilca. However, higher copper content in ore from Quiruvilca resulted in production of 1,017 tonnes of copper in the second quarter – 43% higher than in 2002.

Cash costs of $4.42/oz in the second quarter remained stable versus cash costs of $4.39/oz in the corresponding period of 2002.  Cash costs are expected to decline in the latter part of the year as the La Colorada mine reaches full production. Total production costs declined by 8% to $4.82/oz reflecting the higher production rate and reduced depreciation and amortization costs following the write-down of the carrying value of the Quiruvilca mine in the second half of 2002.

For the six months ended June 30, 2002 consolidated silver production was 4,330,659 ounces, an 8% increase over the first six months of 2002.  Zinc production of 17,181 tonnes was 12% lower than in 2002.  Lead production was flat at 10,504 tonnes and copper production of 1,784 tonnes was 29% higher. Although cash costs for the first six months increased 4% to $4.28/oz, total production costs declined 4% to $4.71.

Working capital at June 30, including cash of $11.14 million, improved to $5.9 million, an increase of $3.5 million from December 31, 2002. During the quarter, $0.4 million was repaid against the Huaron project loan, while $4.0 million was drawn from the La Colorada mine expansion project loan from the International Finance Corporation. Capital spending totalled $4.2 million, primarily for the expansion of the La Colorada mine. Working capital increased by $83.7 million when the proceeds (net of underwriters’ commissions) from the issuance of the convertible debentures were received on July 30 and August 9, 2003.

OPERATIONS AND DEVELOPMENT HIGHLIGHTS

MEXICO

The La Colorada mine increased production in the second quarter by 25%, rising to 229,557 ounces of silver. Operating results continued to be treated as pre-production revenue. The $20 million expansion of the mine was completed in June, slightly ahead of schedule and 5% under budget. The expansion included the construction of a 600 tonne/day oxide mill added to the existing 200 tonne/day sulphide mill. The expanded mine is expected to reach an annualized production rate of 3.8 million ounces of silver early in the fourth quarter and to become Pan American’s lowest cost mine with a cash cost of less than $3.00/oz. With more than 90% of its revenues derived from silver, La Colorada is one of the purest silver mines in the world.

The Company is currently updating the feasibility study on the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. AMEC E&C Services Inc. has been retained to evaluate the economic benefits of adding a conventional mill circuit to a small-scale heap leach operation. The original heap leach feasibility study prepared by Corner Bay projected average annual production of 6 million ounces at an average cash cost of $3.25 per equivalent ounce of silver starting in 2005. A conventional mill will improve recoveries, thereby reducing cash costs and expanding the mineable reserves. A production decision is expected by the end of this year.

PERU

While production at the Huaron mine remained steady at 1,151,012 ounces of silver, cash and total costs were affected negatively by lower than expected equipment availability as well as expenditures for additional development and ground support. The cash cost in the quarter rose to $4.20/ounce, up from $3.64/oz in the year-earlier period and the total cost rose from $4.09/oz to $4.75/oz. The Company is currently working with the contractor to address the equipment issue and cash costs are expected to decrease in the third quarter.  In July, the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due at the end of the year, drilling has begun to convert known mineral resources into proven and probable reserves.

Production from the Quiruvilca mine remained steady at 614,274 ounces of silver, versus 610,444 ounces in the corresponding period of 2002. The mine continues to struggle with a high  cash cost of $5.56/oz and declining ore grades. Starting in the third quarter, production is expected to be reduced from 40,000 tonnes per month to 25,000 tonnes per month and cash costs are expected to improve as the higher-cost North zone is closed and decommissioned.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 185,764 ounces of silver at a cash cost of just $2.02/oz. With a total production cost of only $2.69/oz, the Stockpile contributed $0.3 million to second quarter earnings.

ARGENTINA

In the second quarter, drill results from the 50% owned Manantial Espejo silver-gold joint venture confirmed the size of the deposit and increased the Company’s confidence in its geological model, leading the joint venture to accelerate the commissioning of a feasibility study on the property. The study will be initiated in the fourth quarter for completion in early 2005. Over the remainder of the year, geotechnical and environmental work will proceed to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually.

BOLIVIA

Limited scale mining operations of 200 tonnes per day continued at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American. The Company has an option to earn 100% of this property and expects to resume exploration and development work in the fourth quarter.

OTHER DEVELOPMENTS

Pan American is pleased to announce the addition of two new members to its senior operating team to help manage the Company’s continuing growth. Steven Busby joins as Senior Vice-President, Project Development to manage the Company’s portfolio of growth projects. Andrew Pooler joins as Senior Vice-President, Mining Operations responsible for Pan American’s producing mines.

Mr. Busby brings more than 20 years of mining experience to his new position, most recently as a consultant providing engineering expertise to projects around the world. He has served in senior roles with Coeur d’Alene Mines, Amax Gold, Meridian and others. Mr. Pooler has also held senior executive positions in the mining industry throughout the Americas for more than 16 years.

SILVER MARKETS

The silver price declined in the second quarter, dropping to a low of $4.37 on April 3 and rebounding to $4.86 on May 15 briefly, before settling back down to the $4.50 level where it closed out the quarter on June 30. This marked the start of a steady rise, however, as prices climbed throughout July, breaking the $5.00 barrier on July 24. Prices appeared to be driven up by an increase in physical demand and speculative interest, marked by rising lease rates and increasing short-term futures contract prices.

According to Chairman and CEO Ross Beaty, “The Company has never been stronger or better positioned to reach its goal of becoming the world’s pre-eminent silver company. We now have the portfolio of projects and the financial strength to double our production to 20 million ounces of silver over the next 24 months. We also expect to reduce our cash costs significantly over this period. I am very excited about our future growth, our new financial strength and the great new team we’ve assembled, which together will allow us to deliver on our mandate of providing the best possible equity vehicle for those investors seeking exposure to silver.”

Pan American will host a conference call on Tuesday, August 12th at 8:00 a.m. Pacific time (11:00 a.m. Eastern time) to discuss the second quarter financial and operational results.  North American participants please call toll-free 1-800-387-6216. International participants please dial 1-800-7664-7664. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for two weeks after the call, dial 1-800-408-3053 and enter the pass code 1465722.

For More Information, please contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

Geoff Burns, President (604) 684-1175

www.panamericansilver.com

- End -

CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American’s Form 40-F.

Financial & Operating Highlights

	Three Months ended		Six Months ended
	June 30		June 30
	2003	2002	2003	2002

Consolidated Financial Highlights (in thousands of US dollars)

Net income (loss)	$(442)	$(1,247)	$(1,546)	$(2,550)
Earnings (loss) per share	(0.01)	(0.03)	(0.03)	(0.06)
Contribution from mining operations	1,220	808	1,613	1,805
Capital spending	4,424	1,316	9,015	2,630
Exploration expense	492	260	988	343
Cash	11,138	21,025	11,138	21,025
Working capital	$5,875	$17,482	5,875	$17,482

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	310,214	288,681	615,883	588,552
Silver metal - ounces	2,180,607	1,939,397	4,330,659	4,004,900
Zinc metal - tonnes	7,838	9,472	17,181	19,579
Lead metal - tonnes	4,692	5,142	10,504	10,583
Copper metal - tonnes	1,017	713	1,784	1,382

Net smelter return per tonne milled	$36.75	$41.07	$38.57	$41.20
Cost per tonne	37.95	41.50	38.19	39.71

Margin (loss) per tonne	$(1.19)	$(0.43)	$0.38	$1.49

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$4.42	$4.39	$4.28	$4.11
Total production cost per ounce	$4.82	$5.24	$4.71	$4.92

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	12,154	12,640	24,563	25,174
By-product credits	(3,531)	(4,122)	(7,866)	(8,715)

Cash operating costs	8,623	8,518	16,697	16,459
Depreciation, amortization & reclamation	784	1,638	1,686	3,256

Production costs	9,407	10,156	18,383	19,716

Ounces used in cost per ounce calculations	1,951,050	1,939,397	3,904,390	4,004,900

Average Metal Prices
Silver - London Fixing	$4.59	$4.71	$4.63	$4.60
Zinc - LME Cash Settlement per pound	$0.35	$0.35	$0.35	$0.36
Lead - LME Cash Settlement per pound	$0.21	$0.21	$0.21	$0.21
Copper - LME Cash Settlement per pound	$0.74	$0.73	$0.75	$0.72

Average Prices Realized
Silver - per ounce (note)	$4.29	$4.40	$4.33	$4.27
Zinc - per pound	$0.35	$0.36	$0.35	$0.36
Lead - per pound	$0.21	$0.21	$0.21	$0.22
Copper - per pound (note)	$0.66	$0.56	$0.67	$0.59

Note - Pan American pays a refining charge for silver and copper

Mine Operations Highlights	Three Months ended		Six Months ended
	June 30		June 30
Huaron Mine	2003	2002	2003	2002

Tonnes milled	154,900	150,565	312,940	299,665
Average silver grade - grams per tonne	258	265	261	267
Average zinc grade - percent	3.68%	3.98%	3.87%	4.05%
Silver - ounces	1,151,012	1,145,755	2,350,713	2,292,064
Zinc - tonnes	4,781	5,034	10,283	10,155
Lead - tonnes	3,614	3,422	8,030	6,937
Copper - tonnes	423	482	688	863

Net smelter return per tonne	$42.91	$45.20	$44.28	$45.01
Cost per tonne	41.04	39.25	40.83	37.42

Margin (loss) per tonne	$1.87	$5.95	$3.45	$7.59

Total cash cost per ounce	$4.20	$3.64	$4.00	$3.40
Total production cost per ounce	$4.75	$4.09	$4.55	$3.85

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$6,956	$6,372	$13,960	$12,335
By-product credits	(2,126)	(2,202)	(4,558)	(4,531)

Cash operating costs	4,830	4,170	9,402	7,804
Depreciation, amortization and reclamation	640	512	1,287	1,019

Production costs	$5,470	$4,682	$10,689	$8,822

Ounces for cost per ounce calculations	1,151,012	1,145,755	2,350,713	2,292,064

Quiruvilca Mine

Tonnes milled	123,924	122,906	245,269	258,054
Average silver grade - grams per tonne	180	177	181	185
Average zinc grade - percent	2.82%	3.96%	3.17%	4.00%
Silver - ounces	614,274	610,444	1,234,028	1,339,063
Zinc - tonnes	2,940	4,344	6,680	9,232
Lead - tonnes	983	1,631	2,286	3,450
Copper - tonnes	594	231	1,096	519

Net smelter return per tonne	$29.70	$35.31	$32.10	$36.16
Cost per tonne	38.71	41.92	38.94	40.07

Margin (loss) per tonne	$(9.01)	$(6.61)	$(6.84)	$(3.91)

Total cash cost per ounce	$5.56	$5.62	$5.38	$4.98
Total production cost per ounce	$5.60	$7.27	$5.53	$6.47

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$4,822	$5,354	$9,949	$10,839
By-product credits	(1,405)	(1,923)	(3,308)	$(4,176)

Cash operating costs	3,417	3,431	6,640	6,663
Capital spending expensed and reclamation	20	1,008	184	1,995

Production costs	$3,438	$4,439	$6,824	$8,658

Ounces for cost per ounce calculations	614,274	610,444	1,234,028	1,339,063

La Colorada Mine

Tonnes milled	16,002	15,210	30,830	30,833
Average silver grade - grams per tonne	489	426	500	430
Silver - ounces	229,557	183,198	426,269	373,773
Zinc - tonnes	117	94	218	192
Lead - tonnes	95	89	188	196

Net smelter return per tonne	$-	$46.64	$-	$46.36
Cost per tonne	-	60.37	-	58.96

Margin (loss) per tonne	$-	$(13.73)	$-	$(12.60)

Total cash cost per ounce	$-	$5.01	$-	$5.33
Total production cost per ounce	$-	$5.65	$-	$5.98

In thousands of US dollars
Direct operating costs & value of metals lost
in smelting and refining	$-	$914	$-	$2,001
By-product credits		4		$(8)

Cash operating costs	-	918	-	1,993
Depreciation, amortization and reclamation	-	118	-	243

Production costs	$-	$1,035	$-	$2,236

Ounces for cost per ounce calculations		183,198		373,773

Pyrite Stockpile Sales

Tonnes sold	15,388	-	26,844	-
Average silver grade - grams per tonne	375	-	370	-
Silver ounces	185,764	-	319,649	-

Net smelter return per tonne	$31.51	$-	$31.22	$-
Cost per tonne	0.55	-	0.63	-

Margin (loss) per tonne	$30.96	$-	$30.59	$-

Total cash cost per ounce	$2.02	$-	$2.05	$-
Total production cost per ounce	$2.69	$-	$2.72	$-

In thousands of US dollars
Value of metals lost in smelting and refining	$375	$-	$654	$-
By-product credits	-	-	-	-

Cash operating costs	375	-	654	-
Depreciation, amortization and reclamation	123	-	215	-

Production costs	$499	$-	$870	$-

Ounces for cost per ounce calculations	185,764	-	319,649	-

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(In thousands of U.S. dollars)
	June 30	December 31
	2003	2002
	(unaudited)
CURRENT
Cash and cash equivalents	$ 11,138	$ 10,185
Short-term investments	13	13
Accounts receivable	6,631	4,598
Inventories	6,965	4,637
Prepaid expenses	1,968	3,197
Total Current Assets	26,715	22,630
Mineral property, plant and equipment, net	69,320	59,447
Investment and other properties	82,908	4,193
Direct smelting ore	4,135	4,303
Other assets	4,294	4,393
Total Assets	$ 187,372	$ 94,966

LIABILITIES
Current
Operating line of credit	$ -	$ 125
Accounts payable and accrued liabilities (note 3)	13,333	15,227
Advances for metal shipments	4,724	2,158
Current portion of bank loans and capital lease	1,700	1,638
Current portion of severance indemnity and commitments	953	953
Current portion of deferred revenue	130	130
Total Current Liabilities	20,840	20,231
Deferred revenue	993	923
Bank loans and capital lease (note 4)	10,992	3,942
Provision for reclamation	13,128	12,971
Provision for future income tax	19,035	-
Severance indemnities	1,519	1,407
Total Liabilities	66,507	39,474

SHAREHOLDERS’ EQUITY
Share capital
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2002 – 43,883,454 common shares
June 30, 2003 – 52,127,284 common shares	217,918	161,024
Additional paid in capital	11,117	1,092
Deficit	(108,170)	(106,624)
Total Shareholders’ Equity	120,865	55,492
Total Liabilities and Shareholders’ Equity	$ 187,372	$ 94,966

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations and Deficit
(Unaudited – in thousands of U.S. dollars, except for shares and per share amounts)

	Six months ended		Three months ended
	June 30,		June 30,
	2003	2002	2003	2002

Revenue	$ 20,375	$ 21,814	$ 12,553	$ 11,615
Expenses
Operating	18,762	20,009	11,333	10,807
General and administration	983	857	582	498
Depreciation and amortization	933	2,864	462	1,435
Reclamation	156	419	77	221
Exploration	988	343	492	260
Interest expense	337	515	178	249
	22,159	25,007	13,124	13,470

Net loss from operations	(1,784)	(3,193)	(571)	(1,855)
Other income	238	403	129	368
Income tax recovery	-	240	-	240
Net loss for the period	(1,546)	(2,550)	(442)	(1,247)
Deficit, beginning of period	(106,624)	(72,966)	(107,728)	(74,269)
Deficit, end of period	$ (108,170)	$ (75,516)	$ (108,170)	$ (75,516)

Basic and fully diluted loss per share	($0.03)	($0.06)	($0.01)	($0.03)
Weighted average shares outstanding	50,849,874	41,740,111	51,947,530	42,461,597

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows – Direct Method
(Unaudited – in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30,		June 30,
	2003	2002	2003	2002
Operating activities
Sales proceeds	$ 21,727	$ 23,403	$ 9,769	$ 11,023
Hedging activities	308	470	144	157
Interest paid	(337)	(515)	(267)	(249)
Other income and expenses	239	643	220	607
Products and services purchased	(21,656)	(22,948)	(11,071)	(12,542)
Exploration	(1,090)	(365)	(585)	(288)
General and administration	(1,414)	(769)	(910)	(421)
	(2,223)	(81)	(2,700)	(1,713)

Financing activities
Shares issued for cash	2,698	22,618	1,975	5,367
Share issue costs	(7)	(956)	(7)	(164)
Repayment of line of credit	(125)	(180)	-	(290)
Capital lease payments	(75)	-	-	-
Proceeds from bank loans	8,000	-	4,000	-
Repayment of bank loans	(813)	(998)	(406)	(740)
	9,678	20,484	5,562	4,173

Investing activities
Mineral property, plant and equipment expenditures	$ (8,638)	$ (1,868)	$ (4,169)	$ (1,158)
Investment and other property expenditures	(377)	(762)	(255)	(158)
Acquisition of cash of subsidiary	2,393	-	-	-
Other	120	(79)	139	(40)
	(6,502)	(2,709)	(4,285)	(1,356)

Increase (decrease) in cash and cash equivalents during the period	953	17,694	(1,423)	1,104
Cash and cash equivalents, beginning of period	10,185	3,331	12,561	19,921
Cash and cash equivalents, end of period	$ 11,138	$ 21,025	$ 11,138	$ 21,025

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of mineral property	$ -	$ 1,250	$ -	$ -
Shares, warrants and stock options issued for acquisition of subsidiary	64,228	-	-	-
	$ 64,228	$ 1,250	$ -	$ -
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows – Indirect Method
(Unaudited – in thousands of U.S. dollars)

	Six months ended		Three months ended
	June 30,		June 30,
	2003	2002	2003	2002
Operating activities
Net loss for the period	$ (1,546)	$ (2,550)	$ (442)	$ (1,247)
Items not involving cash
Depreciation and amortization	933	2,864	462	1,435
Reclamation provision	156	419	77	221
Operating cost provisions	499	(183)	146	77
Future income taxes	-	(240)	-	(240)
Changes in non-cash operating working capital items	(2,265)	(391)	(2,943)	(1,959)
	(2,223)	(81)	(2,700)	(1,713)

Financing activities
Shares issued for cash	2,698	22,556	1,975	5,367
Share issue costs	(7)	(956)	(7)	(226)
Changes in non-cash working capital items	-	(171)	75	(171)
Capital lease	(75)	233	(75)	233
Repayment of line of credit	(125)	(180)	-	(290)
Proceeds from bank loans	8,000	-	4,000	-
Repayment of bank loans	(813)	(998)	(406)	(740)
	9,678	20,484	5,562	4,173

Investing activities
Mineral property, plant and equipment expenditures	(8,063)	(2,057)	(3,648)	(1,347)
Investment and other property expenditures	(377)	(762)	(255)	(19)
Changes in non-cash working capital items	(575)	189	(521)	50
Acquisition of cash of subsidiary	2,393	-	–	-
Other	120	(79)	139	(40)
	(6,502)	(2,709)	(4,285)	(1,356)

Increase (decrease) in cash and cash equivalents during the period	953	17,694	(1,423)	1,104
Cash and cash equivalents, beginning of period	10,185	3,331	12,561	19,921
Cash and cash equivalents, end of period	$ 11,138	$ 21,025	$ 11,138	$ 21,025

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of mineral property	$ -	$ 1,250	$ -	$ -
Shares, warrants and stock options issued for acquisition of subsidiary	64,228	-	-	-
	$ 64,228	$ 1,250	$ -	$ -
See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statement of Shareholders’ Equity
For six months ended June 30, 2003
(in thousands of US dollars, except for shares)

 Additional

Common shares

Paid In

Shares            Amount         Capital        Deficit            Total

Balance, December 31, 2001

37,628,234

$130,723

$1,120

$(72,966)

$58,877

Exercise of stock options

1,445,400

6,102

-

-

6,102

Shares issued for cash, net of share

issue costs

3,450,000

15,599

-

-

15,599

Issued on acquisition of Manantial

Espejo

231,511

1,250

-

-

1,250

Issued on acquisition of royalty                 390,117               3,000                     -                    -             3,000
Issued as compensation                            69,000                  253                      -                    -                253

Issued to purchase silver stockpiles        636,942                4,000                     -                     -            4,000

Exercise of share purchase warrants        32,250                     97                     -                     -                 97
Foreign exchange translation

adjustment

-

-

(28)

-

(28)

Net loss for the year

-

-

-

(33,658)

(33,658)

Balance, December 31, 2002

43,883,454

161,024

1,092

(106,624)

55,492

Exercise of stock options

507,171

2,198

-

-

2,198

Share issue costs                                                -                    (7)                      -                    -                (7)

Issued on acquisition of Corner Bay      7,636,659             54,203                     -                    -            54,203

Fair value of stock options granted                       -                       -             1,136                    -              1,136

Fair value of warrants granted                               -                      -              8,889                   -             8,889

Exercise of share purchase warrants       100,000                  500                     -                    -                500

Net loss for the period                                           -                       -                     -            (1,546)         (1,546)

Balance, June 30, 2003                               52,127,284        $ 217,918    $     11,117     $ (108,170) $    120,865

See accompanying notes to consolidation financial statements

Notes to Unaudited Interim Consolidated Financial Statements

(As at June 30, 2003 and 2002 and for the three and six month periods then ended)

1.

Basis of and Responsibility for Presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2002 which are included in the Company’s 2002 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States accounting principles are described in note 6.

In management’s opinion all adjustments necessary for fair presentation have been included in these financial statements.

2.

Segmented Information

The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:

For the six months ended June 30, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 20,067	$ 308	$ -	$ 20,375
Net loss	(322)	(615)	(609)	(1,546)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

For the six months ended June 30, 2002
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 21,344	$ 470	$ -	$ 21,814
Net loss	(2,102)	(282)	(166)	(2,550)
Segmented assets	$ 88,132	$ 20,835	$ 3,719	$ 112,686

For the three months ended June 30, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 12,409	$ 144	$ -	$ 12,553
Net income (loss)	223	(402)	(263)	(442)
Segmented assets	$ 93,409	$ 7,673	$ 86,290	$ 187,372

For the three months ended June 30, 2002
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 11,458	$ 157	$ -	$ 11,615
Net loss	(842)	(276)	(129)	(1,247)
Segmented assets	$ 88,132	$ 20,835	$ 3,719	$ 112,686

3.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consist of:

	June 30,	December 31,
	2003	2002
Trade payables	$ 10,590	$ 13,528
Payroll and related benefits	1,001	1,242
Sales tax	768	237
Royalty	83	111
Other	891	109
	$ 13,333	$ 15,227

4.

Bank loans and capital lease

During the first six months ended June 30, 2003, the Company reduced its Huaron loan by $813,000 to $4,333,000 of which $1,625,000 is current and drew down $8,000,000 of its $10,000,000 La Colorada project loan facility with International Finance Corporation (“IFC”).  The IFC loan bears interest at 6-month LIBOR plus 3.50% until certain technical and financial tests are achieved and 6-month LIBOR plus 3.25% thereafter and is repayable in semi-annual installments of $1,000,000 commencing November 14, 2004.  As at June 30, 2003, the Company had accrued $46,300 of interest, which has been deferred as part of the La Colorada development costs.  The Company’s interest in its wholly-owned subsidiary, Plata Panamericana S.A. de C.V. (“Plata”), and substantially all of the assets of Plata have been pledged as security for the IFC loan.  The Huaron loan bears interest at 6-month LIBOR plus 3% and is repayable at the rate of $135,000 per month.  Certain assets of the Company’s subsidiary, Compania Minera Huaron S.A., have been pledged as security for the Huaron loan.  The capital lease relates to mining equipment used at the La Colorada mine.  The outstanding capital lease commitment bears interest at the rate of 6% per annum and amounted to $359,000 of which $75,000 is current.

5.

Share capital

During the six-month period ended June 30, 2003 the Company:

1)

issued 507,171 Common Shares for proceeds of $2,198,000 pursuant to the exercise of stock options;

2)

issued 100,000 Common Shares for proceeds of $500,000 pursuant to the exercise of share purchase warrants;

3)

the Company purchased Corner Bay Silver Inc. by issuing 7,636,659 common shares valued at $54,203,000 net of a deemed 5% issue expense of $2,707,000 and 3,818,330 warrants of the Company.  Each warrant allows the holder to purchase one Common Share of the Company for a price of Cdn$12.00 up to and including February 20, 2008.  The Company also issued options (having exercise prices of between Cdn$4.55 and Cdn$12.00 and having exercise periods of between one and five years from the date of grant)  to purchase up to 553,846 Common Shares of the Company

The following table summarizes information concerning stock options outstanding as at March 31, 2003:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at June 30, 2003	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at June 30, 2003	Weighted Average Exercise Price
$3.38 - $6.86	2004	176,960	11.09	176,960	$5.72
$6.86 - $8.91	2005	270,185	22.64	270185	$8.11
$3.71	2006	280,300	34.52	280,300	$3.71
$6.31 - $7.50	2007	939,360	50.70	863,360	$7.42
$6.60 - $8.91	2008	339,231	55.73	99,231	$6.74
$3.71	2010	362,000	76.50	362,000	$3.71
		2,368,036	27.61	2,052,036	$6.27

At June 30, 2003 there were warrants outstanding to allow the holder to purchase 3,818,329 Common Shares of the Company for Cdn$12.00 per share.  These warrants expire on February 20, 2008.  There were also warrants outstanding to allow the holder to purchase 537,110 Common shares of the Company for $4.94 per share.  These warrants expire on November 4, 2004.

6.

Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below and discussed in Note 16 of the Company’s annual audited consolidated financial statements included in the Company’s 2002 Annual Report.

FASB Statement No. 143, “Accounting for Asset Retirement Obligations (“SFAS 143”), addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 is effective for financial statements issued for financial years beginning after June 15, 2002.  Under SFAS 143, the Company’s accrued reclamation provision of $13,128,000 would be removed from the accounts with a credit to earnings.  This credit would be offset by a corresponding charge to earnings due to the impairment of the Quiruvilca mine that had been recognized in 2002.  Additionally, the expected fair value of future site restoration costs estimated at approximately $12,500,000 would be recorded as an asset and a liability.  Future period operations would be charged with amortization of this $12,500,000 amounting to $960,000 per year and would also be charged with $ 640,000 per year as an amount representing accretion of the liability for future restoration at a credit - adjusted interest rate.

Estimated amounts for future assets retirement obligations is uncertain due to assumptions regarding current and future costs, potential changes in legislative and regulatory requirements, technological developments, expected economic mine lives and other factors. Therefore, such estimates will be revised as additional information becomes available.  Changes in the estimated future asset retirement obligation will result in corresponding changes to the amount and timing of the related accretion and amortization charges.

In April 2003 FASB Statement No. 149 (“SFAS 149”) “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” was issued.   SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133 “Implementation Issues” that had been effective prior to June 15, 2003. This Statement amends and clarifies accounting for derivative financial instruments and for hedging activities.  In particular it clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative as contemplated in SFAS No. 133 and it clarifies when a derivative contains a financing component.  In addition, this Statement amends the definition of an underlying to make it conform to FASB Interpretation No. 45, “Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and also amends certain other existing accounting pronouncements.

The Company will adopt SFAS No. 149 in the third quarter of 2003.  The effect, on the Company’s consolidated financial position or results of operations, of adopting SFAS No. 149 is not determinable at this time.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.  This Statement requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatorily redeemable instruments;  forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception and varies inversely with the fair value of the equity shares.  SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003.  The Company will adopt the provisions of this Statement in the third quarter of 2003; however, the affect of applying SFAS No. 150 on the Company’s consolidated financial position or results of operations is not determinable at this time.

7.

Subsequent Event

On July 30, 2003 the Company issued $75 million of 5.25% convertible unsecured senior subordinated debentures due July 31, 2009 (the “Debentures”) to a syndicate of Underwriters.  As part of the underwriting agreement the Company granted the Underwriters an option exercisable for up to 30 days after July 30, 2003 to purchase up to an additional $11.25 million principal amount of Debentures on the same terms and conditions.  On August 8, 2003 this option was exercised and the Company issued an additional $11.25 million of Debentures.  After commissions and expenses the estimated net proceeds received from issuing the Debentures is $83.26 million.

Interest on the debentures is payable semi-annually beginning on January 31, 2004.  The Company has the option to fund interest payments from the proceeds of the sale of Common Shares issued, by the Company, to a trustee for the purpose of making such sales on the open market.

The Company also has the option to elect to satisfy its obligation to repay the principal amount of the outstanding Debentures by issuing, to the holders of the Debentures, Common Shares of the Company in an amount equal to the principal amount of the outstanding Debentures divided by 95% of the weighted average trading price of the Common Shares for the 20 consecutive trading days ending five days before the date fixed for redemption.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations (all amounts are expressed in US dollars)

For the three month period ended June 30, 2003 the Company’s net loss was $0.44 million ($0.01 per share) compared to a net loss of $1.25 million ($0.03 per share) for the three-month period ended June 30, 2002.  The net loss for the six-month period ended June 30, 2003 was $1.55 million ($0.03 per share) compared to $2.55 million ($0.06 per share) for the corresponding period in 2002.

The Company’s improved net loss for the three and six month periods of 2003 relative to the same periods in 2002 was due primarily to lower depreciation and amortization and reclamation expenses.  Depreciation and amortization and reclamation provisions are lower than in 2002 because of the write down and the reclamation provision taken in the second half of 2002 against the Quiruvilca mine.

The lower non-cash depreciation and amortization and reclamation expenses were partially offset by higher exploration expense.  Exploration expense is higher because of activities associated with the Company’s 50% owned Manantial Espejo project in Argentina and various projects in Mexico.

Resource modeling of the latest exploration drilling at the Manantial Espejo project has been encouraging and as a result the Company and Silver Standard Resources Inc. (owner of 50 per cent of the project) have decided to move forward with a feasibility study commencing in the fourth quarter of this year.  Consequently, expenditures at this project should increase slightly for the remainder of the year.

General and administration costs are modestly higher than they were in 2002 and will trend slightly higher for the rest of 2003 because of the addition of senior technical staff.  Staff additions are necessary to manage the Company’s portfolio of development and expansion projects.

Revenue was $12.55 million for the second quarter of 2003 which was 8 percent greater than revenue for the corresponding period of 2002.  Revenue increased because higher sales volumes offset slightly lower realized metal prices when compared to the corresponding period of last year.  Metals produced during the second quarter of 2003 included 2,180,607 ounces of silver (2002 – 1,939,397 ounces), 7,838 tonnes of zinc (2002- 9,472 tonnes), 4,692 tonnes of lead (2002 – 5,142 tonnes) and 1,017 tonnes of copper (2002 – 713 tonnes).

Revenue for the six months ended June 30, 2003 was 7 percent less than revenue for the corresponding period of 2002.  The decrease in revenue for the six-month period relative to last year was attributable to lower shipments, principally lead concentrate, when compared to the prior year.  Average metal prices in 2003 were about the same as in 2002 and were not a significant factor in the change in revenue between periods.  For the three months ended June 30, 2003 the London average metals prices were: silver $4.59 per ounce (2002 - $4.71 per ounce); zinc $0.35 per pound (2002 - $0.35 per pound); lead $0.21 per pound (2002 - $0.21 per pound); and copper $0.74 per pound (2001 - $0.73 per pound).

In order to partially protect against further declines in the zinc price and to take advantage of some recent price strengthening the Company sold forward 15,500 tonnes of zinc at an average price of $827 per tonne or $0.38 per pound.  These sales are to be settled during the period from July 2003 though July 2004.  Of these sales 9,000 tonnes are to be settled during 2003 at $827 per tonne.  The Company has no other forward sales, future contracts, options or derivative positions and is fully exposed to changes in the price of silver, lead, copper, currency exchange rates and interest rates.

Metals prices improved during July with London silver averaging $4.80, zinc averaged $827 per tonne, lead $515 per tonne and copper $1,710 per tonne.  This improving trend was continuing into August.  With apparent improvements in recent economic indicators, particularly in the United States, it appears as though metal prices for the third quarter will be higher than those of the first six months of the year.  The Company’s zinc forward sales will limit participation in higher zinc prices to about 35% of the Company’s expected production for the third quarter.  Any improvement in the prices of silver or other base metals will be fully reflected in the sales of the third quarter.

Operating costs for the second quarter and six months ended June 30, 2003 are comparable to the same periods of last year and differences between periods simply reflect differences in the volume of shipments.  The Company’s gross margin (the difference between revenue and operating costs divided by operating costs) was consistent from year to year at 9 per cent for the six-month periods ended June 30, 2003 and 2002.

Interest expense was slightly less this year than for the corresponding three- and six- month periods of 2002 as outstanding loan balances were paid down.  During 2003, the Company has drawn $8 million of the $10 million La Colorada project loan.  Interest on this loan will be capitalized until La Colorada achieves commercial production which is expected in the fourth quarter of 2003.  To date $46,000 of interest on this loan has been capitalized.

Cash Flow

Cash consumed by operating activities was $2.7 million for the second quarter of 2003.  For the corresponding period of 2002, cash consumed by operations was $1.71 million.  The $0.99 million increase in cash used for operating activities was primarily the result of changes in non-cash working capital items including a reduction of payables and an increase in receivables due to the timing of shipments and the subsequent collection of sales proceeds.

For the second quarter of 2003 debt repayments consumed $0.41 million ($0.94 million for the six months ended June 30, 2003).  Debt borrowed under the La Colorada loan during the quarter amounted to $4.0 million ($8.0 million for the six months ended June 30, 2003).  During the second quarter 342,556 common shares were issued upon the exercise of stock options for proceeds of $1.48 million and 100,000 common shares were issued on the conversion of share purchase warrants for proceeds of $0.5 million.  Net proceeds from financing activities were $5.56 million.  For the first six months of 2003 financing activities generated $9.68 million.  For the first two quarters of 2002 net financing activities generated $20.48 million including $21.66 million from the issue of shares offset by debt repayments of $1.18 million.

Investing activities, during the second quarter of 2003, included plant and equipment expenditures of $4.17 million. Expenditures were principally for the expansion of La Colorada.  The expansion project was substantially complete in July 2003 and commercial production levels are expected to be achieved early in the fourth quarter of 2003.  To the end of June 2002 investing activities totaled $2.71 million, including $1.87 million on plant and equipment, of which the majority was for La Colorada and $0.76 million was related to the acquisition of Manantial Espejo.  Other non-cash investments included the acquisition of the La Colorada royalty and the issue of 231,511 common shares as partial consideration for the Manantial Espejo property acquisition.

Liquidity and Capital Resources

Working capital, including cash of $11.14 million, was $5.88 million at June 30, 2003.  This is an increase of $3.48 million from December 31, 2002.  The increase is due to net proceeds from financing activities of $9.68 million of which a net $6.50 million were invested in plant and equipment.

On July 30, 2003, The Company received net proceeds of $72.75 million from the issuance, to a syndicate of underwriters, of $75.00 million of 5.25% convertible unsecured senior subordinated debentures.  As part of the underwriting agreement the Company granted the underwriters an option to purchase an additional $11.25 million of the debentures.  On August 6, 2003 the underwriters notified the Company of their intention to exercise such option and on August 8, 2003 the Company issued an additional $11.25 million of the debentures. The net proceeds of these offerings (estimated to be $83.26 million after fees and expenses) should be sufficient to fund the Company’s expansion plan for the Huaron mine and the likely mine construction at its Alamo Dorado property in Mexico, as well provide liquidity for the foreseeable future.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President

Date: August 12, 2003